09045653

SEC
Mail Processing
Section

MAR 16 2009

Washington, DC
101

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

March 4, 2009

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street, NE
Washington, DC 20549

SUPPL

Dear Sirs:

Re: 12g3-2(b) - File No. 82-34714

We enclose a copy of the Company's news release dated March 2, 2009 along with a Material Change Report dated March 3, 2009.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai

Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659

Enclosures

Dee 3/26

82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports High Grade Results from Three Zones at Mount Polley

Vancouver – March 2, 2009 - **Imperial Metals Corporation (III-TSX)** reports exploration results from the Boundary, Southeast and Northeast zones at its Mount Polley mine property. Drilling at all three areas returned significant intervals of high grade copper/gold mineralization.

Continued drilling on the recently discovered high grade, shallow-dipping extension highlighted drilling at the Boundary zone. Hole ND08-57 intersected 51.6 metres grading 1.48% copper and 0.83 g/t gold including 15.9 metres grading 3.08% copper and 1.38 g/t gold, while hole ND08-60 returned 19.8 metres grading 2.12% copper and 1.08 g/t gold. The high grade discovery, referred to as the Zuke zone, is 120 metres southeast of the main magnetite breccia at the Boundary zone. Other intersections included two high grades zones in hole ND09-66 which may link the Zuke zone back to the main magnetite breccia. These intersections measured 13.3 metres grading 2.40% copper and 2.47 g/t gold, and 35.1 metres grading 2.25% copper and 1.36 g/t gold, including a higher grade section of 12.5 metres grading 3.72% copper and 2.02 g/t gold.

The Zuke zone is presently known to be at least 90 metres in length and 60 metres wide. Mineralization had been previously intersected in drillholes ND06-23, ND06-26 and ND08-56 but the size and grade potential had not been fully appreciated until this most recent phase of drilling. Hole ND09-67 is the tenth diamond drill hole to have one or more high grade intercepts in the Zuke zone. It returned 19.1 metres grading 2.09% copper and 1.19 g/t gold, including 11.6 metres grading 2.95% copper and 1.56 g/t gold.

Beneath the main Boundary zone breccia, additional mineralization was intersected in two intervals in hole ND09-63 which returned 25.0 metres grading 1.00% copper and 0.84 g/t gold, and a deeper zone of 67.5 metres grading 1.19% copper and 0.71 g/t gold.

In the Pond zone area of the Southeast zone, hole PZ08-28 intersected additional skarn[(1)] mineralization over 31.3 metres grading 1.97% copper and 0.22 g/t gold, including a 9.7 metre section grading 5.57% copper and 0.36 g/t gold. Hole PZ08-32 intersected 11.0 metres of 1.30% copper and 0.32 g/t gold.

At the Northeast zone (below the Wight pit) a single drill hole, WB08-252, tested a structural *triple junction* where two major faults were projected to intersect the western extension of the high grade Green zone (discovered in 2004). Although the hole deviated off-line while being drilled and is about 50.0 metres above the targeted elevation, it successfully intercepted 20.9 metres grading 0.77% copper, 0.13 g/t gold and 3.85 g/t silver, which included a small but significant 3.5 metres grading 2.06% copper, 0.23 g/t gold and 9.42 g/t silver. When mining activity ceases in the Wight pit next quarter, exploration drilling will be launched from the bottom of the pit which will be a tremendous logistical advantage in targeting this area of high grade and potentially underground mineable copper/gold mineralization.

Ongoing exploration will focus on locating high grade ore to replace the high grade Wight pit mill feed that has been mined for the past three years. The Pond zone is one of the high grade discoveries expected to be in production by year end. Recent exploration at the Boundary zone proved significant potential at depth. Drilling at the Boundary zone, including the new Zuke zone, will be a high priority during the upcoming phase of exploration.

(1) Skarn mineralization is mineralization in a metamorphic zone developed along the contact area where igneous rocks contact carbonate sedimentary rocks. The sedimentary rock, limestone in this case, was invaded by hydrothermal fluids bearing copper and other elements that originated from the nearby igneous rock mass. This is the only area on the Mount Polley property where this type of mineralization has been discovered to date, and it represents a new target type at Mount Polley.

Drill Hole #	Zone	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver g/t
ND08-57	Bounday	361.8	243.4	295.0	51.6	1.48	0.83	-
including			271.6	287.5	15.9	3.08	1.38	-
ND08-60	Bounday	328.3	240.2	260.0	19.8	2.12	1.08	-
ND08-63	Boundary	532.5	172.5	197.5	25.0	1.00	0.84	5.55
and			222.5	290.0	67.5	1.19	0.71	6.64
ND08-64	Boundary	324.6	219.5	276.8	57.3	2.11	1.25	13.14
including			236.0	263.0	27.0	3.29	1.88	17.89
ND09-66	Boundary	623.9	276.8	290.0	13.3	2.40	2.47	16.76
and			322.4	357.5	35.1	2.25	1.36	8.53
including			342.5	355.0	12.5	3.72	2.02	15.96
PZ08-28	Pond	297.8	240.0	271.3	31.3	1.97	0.22	-
including			261.6	271.3	9.7	5.57	0.36	-
PZ08-32	Pond	246.0	125.0	136.0	11.0	1.30	0.32	-
WB08-252	Northeast	392.3	321.2	342.1	20.9	0.77	0.13	3.85
including			329.4	332.9	3.5	2.06	0.23	9.42

Steve Robertson, P.Geo. is the designated Qualified Person as defined by National Instrument 43-101 for the exploration programs. Samples for the diamond drilling reported at Mount Polley were analyzed at the Mount Polley mine laboratory and Acme Analytical Laboratories in Vancouver. As silver has become a more significant commodity in the Boundary and Pond zone exploration, samples analyzed at Mount Polley will be sent to Acme Lab for silver analysis. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the labs. The porphyry and breccia related deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated.

Drill plan, section maps and an updated drill assay table will be available on Imperial's website.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine in northern British Columbia, the development stage Red Chris property in northwest British Columbia, and the exploration stage Sterling gold property in southwest Nevada.

Contact: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Imperial Metals

82-34714

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Tel: (604) 669-8959

(the "Issuer")

Item 2 Date of Material Change

March 2, 2009

Item 3 News Release

The Issuer issued a news release at Vancouver, British Columbia on March 2, 2009 through Marketwire.

Item 4 Summary of Material Change

The Issuer reported exploration results from the Boundary, Southeast and Northeast zones at its Mount Polley mine property. Drilling at all three areas returned significant intervals of high grade copper/gold mineralization.

Continued drilling on the recently discovered high grade, shallow-dipping extension highlighted drilling at the Boundary zone. Hole ND08-57 intersected 51.6 metres grading 1.48% copper and 0.83 g/t gold including 15.9 metres grading 3.08% copper and 1.38 g/t gold, while hole ND08-60 returned 19.8 metres grading 2.12% copper and 1.08 g/t gold. The high grade discovery, referred to as the Zuke zone, is 120 metres southeast of the main magnetite breccia at the Boundary zone. Other intersections included two high grades zones in hole ND09-66 which may link the Zuke zone back to the main magnetite breccia. These intersections measured 13.3 metres grading 2.40% copper and 2.47 g/t gold, and 35.1 metres grading 2.25% copper and 1.36 g/t gold, including a higher grade section of 12.5 metres grading 3.72% copper and 2.02 g/t gold.

The Zuke zone is presently known to be at least 90 metres in length and 60 metres wide. Mineralization had been previously intersected in drillholes ND06-23, ND06-26 and ND08-56 but the size and grade potential had not been fully appreciated until this most recent phase of drilling. Hole ND09-67 is the tenth diamond drill hole to have one or more high grade intercepts in the Zuke zone. It returned 19.1 metres grading 2.09% copper and 1.19 g/t gold, including 11.6 metres grading 2.95% copper and 1.56 g/t gold.

Beneath the main Boundary zone breccia, additional mineralization was intersected in two intervals in hole ND09-63 which returned 25.0 metres grading 1.00% copper and 0.84 g/t gold, and a deeper zone of 67.5 metres grading 1.19% copper and 0.71 g/t gold.

In the Pond zone area of the Southeast zone, hole PZ08-28 intersected additional skarn[1] mineralization over 31.3 metres grading 1.97% copper and 0.22 g/t gold, including a 9.7 metre section grading 5.57% copper and 0.36 g/t gold. Hole PZ08-32 intersected 11.0 metres of 1.30% copper and 0.32 g/t gold.

At the Northeast zone (below the Wight pit) a single drill hole, WB08-252, tested a structural *triple junction* where two major faults were projected to intersect the western extension of the high grade Green zone (discovered in 2004). Although the hole deviated off-line while being drilled and is about 50.0 metres above the targeted elevation, it successfully intercepted 20.9 metres grading 0.77% copper, 0.13 g/t gold and 3.85 g/t silver, which included a small but significant 3.5 metres grading 2.06% copper, 0.23 g/t gold and 9.42 g/t silver. When mining activity ceases in the Wight pit next quarter, exploration drilling will be launched from the bottom of the pit which will be a tremendous logistical advantage in targeting this area of high grade and potentially underground mineable copper/gold mineralization.

Item 5.1 Full Description of Material Change

Please see the Issuer's news releases attached as Schedule "A" for a full description of the material change.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669-8959.

Item 9 Date of Report

Dated March 3, 2009.

[1] Skarn mineralization is mineralization in a metamorphic zone developed along the contact area where igneous rocks contact carbonate sedimentary rocks. The sedimentary rock, limestone in this case, was invaded by hydrothermal fluids bearing copper and other elements that originated from the nearby igneous rock mass. This is the only area on the Mount Polley property where this type of mineralization has been discovered to date, and it represents a new target type at Mount Polley.

Schedule "A"

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports High Grade Results from Three Zones at Mount Polley

Vancouver – March 2, 2009 - **Imperial Metals Corporation (III-TSX)** reports exploration results from the Boundary, Southeast and Northeast zones at its Mount Polley mine property. Drilling at all three areas returned significant intervals of high grade copper/gold mineralization.

Continued drilling on the recently discovered high grade, shallow-dipping extension highlighted drilling at the Boundary zone. Hole ND08-57 intersected 51.6 metres grading 1.48% copper and 0.83 g/t gold including 15.9 metres grading 3.08% copper and 1.38 g/t gold, while hole ND08-60 returned 19.8 metres grading 2.12% copper and 1.08 g/t gold. The high grade discovery, referred to as the Zuke zone, is 120 metres southeast of the main magnetite breccia at the Boundary zone. Other intersections included two high grades zones in hole ND09-66 which may link the Zuke zone back to the main magnetite breccia. These intersections measured 13.3 metres grading 2.40% copper and 2.47 g/t gold, and 35.1 metres grading 2.25% copper and 1.36 g/t gold, including a higher grade section of 12.5 metres grading 3.72% copper and 2.02 g/t gold.

The Zuke zone is presently known to be at least 90 metres in length and 60 metres wide. Mineralization had been previously intersected in drillholes ND06-23, ND06-26 and ND08-56 but the size and grade potential had not been fully appreciated until this most recent phase of drilling. Hole ND09-67 is the tenth diamond drill hole to have one or more high grade intercepts in the Zuke zone. It returned 19.1 metres grading 2.09% copper and 1.19 g/t gold, including 11.6 metres grading 2.95% copper and 1.56 g/t gold.

Beneath the main Boundary zone breccia, additional mineralization was intersected in two intervals in hole ND09-63 which returned 25.0 metres grading 1.00% copper and 0.84 g/t gold, and a deeper zone of 67.5 metres grading 1.19% copper and 0.71 g/t gold.

In the Pond zone area of the Southeast zone, hole PZ08-28 intersected additional skarn[(1)] mineralization over 31.3 metres grading 1.97% copper and 0.22 g/t gold, including a 9.7 metre section grading 5.57% copper and 0.36 g/t gold. Hole PZ08-32 intersected 11.0 metres of 1.30% copper and 0.32 g/t gold.

At the Northeast zone (below the Wight pit) a single drill hole, WB08-252, tested a structural *triple junction* where two major faults were projected to intersect the western extension of the high grade Green zone (discovered in 2004). Although the hole deviated off-line while being drilled and is about 50.0 metres above the targeted elevation, it successfully intercepted 20.9 metres grading 0.77% copper, 0.13 g/t gold and 3.85 g/t silver, which included a small but significant 3.5 metres grading 2.06% copper, 0.23 g/t gold and 9.42 g/t silver. When mining activity ceases in the Wight pit next quarter, exploration drilling will be launched from the bottom of the pit which will be a tremendous logistical advantage in targeting this area of high grade and potentially underground mineable copper/gold mineralization.

Ongoing exploration will focus on locating high grade ore to replace the high grade Wight pit mill feed that has been mined for the past three years. The Pond zone is one of the high grade discoveries expected to be in production by year end. Recent exploration at the Boundary zone proved significant potential at depth. Drilling at the Boundary zone, including the new Zuke zone, will be a high priority during the upcoming phase of exploration.

[(1)] *Skarn mineralization is mineralization in a metamorphic zone developed along the contact area where igneous rocks contact carbonate sedimentary rocks. The sedimentary rock, limestone in this case, was invaded by hydrothermal fluids bearing copper and other elements that originated from the nearby igneous rock mass. This is the only area on the Mount Polley property where this type of mineralization has been discovered to date, and it represents a new target type at Mount Polley.*

Drill Hole #	Zone	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver g/t
ND08-57	Bounday	361.8	243.4	295.0	51.6	1.48	0.83	-
including			271.6	287.5	15.9	3.08	1.38	-
ND08-60	Bounday	328.3	240.2	260.0	19.8	2.12	1.08	-
ND08-63	Boundary	532.5	172.5	197.5	25.0	1.00	0.84	5.55
and			222.5	290.0	67.5	1.19	0.71	6.64
ND08-64	Boundary	324.6	219.5	276.8	57.3	2.11	1.25	13.14
including			236.0	263.0	27.0	3.29	1.88	17.89
ND09-66	Boundary	623.9	276.8	290.0	13.3	2.40	2.47	16.76
and			322.4	357.5	35.1	2.25	1.36	8.53
including			342.5	355.0	12.5	3.72	2.02	15.96
PZ08-28	Pond	297.8	240.0	271.3	31.3	1.97	0.22	-
including			261.6	271.3	9.7	5.57	0.36	-
PZ08-32	Pond	246.0	125.0	136.0	11.0	1.30	0.32	-
WB08-252	Northeast	392.3	321.2	342.1	20.9	0.77	0.13	3.85
including			329.4	332.9	3.5	2.06	0.23	9.42

Steve Robertson, P.Geo. is the designated Qualified Person as defined by National Instrument 43-101 for the exploration programs. Samples for the diamond drilling reported at Mount Polley were analyzed at the Mount Polley mine laboratory and Acme Analytical Laboratories in Vancouver. As silver has become a more significant commodity in the Boundary and Pond zone exploration, samples analyzed at Mount Polley will be sent to Acme Lab for silver analysis. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the labs. The porphyry and breccia related deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated.

Drill plan, section maps and an updated drill assay table will be available on Imperial's website.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine in northern British Columbia, the development stage Red Chris property in northwest British Columbia, and the exploration stage Sterling gold property in southwest Nevada.

Contact: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Imperial Metals